UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

FIGS, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
30260D103
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30260D103

1	NAME OF REPORTING PERSON Tulco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 58,000,932[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 58,000,932[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,000,932
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.7%[2]
12	TYPE OF REPORTING PERSON OO

________________________
[1]
Thomas J. Tull, founder, Chairman and Chief Executive Officer of Tulco, LLC and a member of its board of directors, may be deemed to have or share beneficial ownership of the shares held directly by Tulco, LLC.

[2]
The percentage of Class A Common Stock (as defined below in Item 2(d)) beneficially owned is based on 151,661,709 shares of Class A Common Stock issued and outstanding as of October 31, 2021, based on the Issuer’s Form 10-Q filed on November 10, 2021, plus the 6,300,000 shares of Class A Common Stock issuable upon conversion of the shares of the Issuer's Class B common stock, par value $0.0001 per share (“Class B Common Stock”), held directly by Tulco, LLC. Shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Class A Common Stock on a one-to-one basis.

CUSIP No.	30260D103

1	NAME OF REPORTING PERSON Thomas J. Tull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 58,000,932[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 58,000,932[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,000,932
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.7%[2]
12	TYPE OF REPORTING PERSON IN

________________________
[1]
Thomas J. Tull, founder, Chairman and Chief Executive Officer of Tulco, LLC and a member of its board of directors, may be deemed to have or share beneficial ownership of the shares held directly by Tulco, LLC.

[2]
The percentage of Class A Common Stock (as defined below in Item 2(d)) beneficially owned is based on 151,661,709 shares of Class A Common Stock issued and outstanding as of October 31, 2021, based on the Issuer’s Form 10-Q filed on November 10, 2021, plus the 6,300,000 shares of Class A Common Stock issuable upon conversion of the shares of the Issuer's Class B common stock, par value $0.0001 per share (“Class B Common Stock”), held directly by Tulco, LLC. Shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Class A Common Stock on a one-to-one basis.

Item 1(a)	Name of Issuer
The name of the issuer is FIGS, Inc. (the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices
The Issuer’s principal executive offices are located at: 2834 Colorado Ave., Ste. 100, Santa Monica, CA 90404.
Item 2(a)	Name of Person Filing
This statement is filed by:
(i)
Tulco, LLC, a Delaware limited liability company, which directly holds shares of Class A Common Stock (as defined below) and shares of Class B common stock of the Issuer that are convertible into shares of Class A Common Stock;

(ii)	Thomas J. Tull, who is the Chairman and Chief Executive Officer of Tulco, LLC.
The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached as Exhibit A herein.
Item 2(b)	Address of Principal Business Office or, if None, Residence
The address of the principal business office of each Reporting Person is: c/o Tulco, LLC, 61 E. Colorado Blvd., Unit 200 Pasadena, CA 91105.
Item 2(c)	Citizenship
See Item 4 of each of the cover pages.
Item 2(d)	Title of Class of Securities
Class A common stock, par value $0.0001 per share (the “Class A Common Stock”).
Item 2(e)	CUSIP No.
30260D103
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	□ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	□ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	□ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	□ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	□ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	□ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	□ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	□ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	□ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	□ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
(a)	Amount Beneficially Owned: See Item 9 of each of the cover pages.
(b)	Percent of Class: See Item 11 of each of the cover pages.
(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or direct the vote: See Item 5 of each of the cover pages.
(ii)	Shared power to vote or direct the vote: See Item 6 of each of the cover pages.
(iii)	Sole power to dispose or direct the disposition: See Item 7 of each of the cover pages.
(iv)	Shared power to dispose or direct the disposition: See Item 8 of each of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Tulco, LLC, Catherine Spear, Heather Hasson and certain related persons and entities (collectively, the “Stockholders”) are parties to a voting agreement (the “Voting Agreement”), which contains, among other things, provisions relating to the coordination of the voting of securities of the Issuer held by the parties thereto.
By virtue of the Voting Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Exchange Act. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that are beneficially owned by the other Stockholders in the group and that they may be deemed to beneficially own solely by reason of the Voting Agreement. The other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of the Issuer’s Class A Common Stock.

Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2022

TULCO, LLC

By:	/s/ Thomas J. Tull
Name: Thomas J. Tull
Title: Chairman and Chief Executive Officer

THOMAS J. TULL

By:	/s/ Thomas J. Tull
Name: Thomas J. Tull